                                                                 EXHIBIT 4(b)(i)

                                 (METLIFE LOGO)

                       METROPOLITAN LIFE INSURANCE COMPANY

                                 A STOCK COMPANY
                      [200 Park Avenue, New York, NY 10166]

                            GROUP ANNUITY CERTIFICATE

                    PAID-UP DEFERRED VARIABLE INCOME ANNUITY

This Certificate is an Individual Retirement Annuity ("IRA") under Section 408(b) of the Internal Revenue Code. It is a legal contract between you and MetLife that describes Your benefits and rights and Your Beneficiary's rights and is for the exclusive benefit of You and Your Beneficiary. MetLife certifies that You are covered under the Group Annuity Contract No. ("Contract") noted on the Specifications Page. Your coverage begins on the Certificate Effective Date noted on the Specifications Page. The complete terms relating to Your rights are contained in this Certificate. Your interest in this Certificate is nonforfeitable. Please read this Certificate carefully. The Contract cannot modify any of Your rights as stated in this Certificate.

This Certificate is non-participating and does not pay dividends. This Certificate does not provide for any cash surrender value prior to the commencement of Income Annuity payments. This Certificate is not transferable.

ANY PAYMENTS PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT RETURN OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. THE SEPARATE ACCOUNT CONSISTS OF A NUMBER OF INVESTMENT DIVISIONS, WHICH CAN BE CHOSEN TO SUPPORT ANY VARIABLE INCOME ANNUITY AMOUNTS. THE INVESTMENT DIVISIONS AVAILABLE ARE DESCRIBED IN THE PROSPECTUS. THE SEPARATE ACCOUNT CHARGE, NOTED ON THE SPECIFICATIONS PAGE, WILL BE ASSESSED AGAINST THE ASSETS IN THE SEPARATE ACCOUNT.

IF WE ARE MAKING VARIABLE INCOME ANNUITY PAYMENTS, THE AMOUNT PAID AS OF ANY PAYMENT DATE MAY BE MORE OR LESS THAN THE AMOUNT PAID AS OF THE PRIOR PAYMENT DATE. PAYMENTS WILL INCREASE WHEN THE NET INVESTMENT RETURN (I.E., THE RETURN REDUCED BY THE SEPARATE ACCOUNT CHARGE) OF THE SEPARATE ACCOUNT IS GREATER THAN THE CERTIFICATE'S ASSUMED INVESTMENT RETURN AND WILL DECREASE WHEN IT IS LESS THAN THE ASSUMED INVESTMENT RETURN.

                           [ [10]-DAY RIGHT TO EXAMINE

You may return this Certificate to Us at Our designated office or to the person You purchased it from within [10] days of the date You received it. If You return it within the [10] day period, the Certificate will be canceled from the Certificate Effective Date. We will refund the Contributions received on Your behalf adjusted to reflect the net investment performance since the date of purchase.]

         /s/ Gwenn L. Carr               /s/ Robert H. Benmosche
         ----------------------------    -------------------------
         GWENN L. CARR                   ROBERT H. BENMOSCHE
         Vice-President and Secretary    Chairman of the Board and
                                         Chief Executive Officer

                                   Cover Page

                          Individual Retirement Annuity
                 Multi-Purchase Deferred Paid Up Income Annuity
                       Variable and Fixed Annuity Payments

Form G.4333-32V-IRA

                               SPECIFICATIONS PAGE

ANNUITANT/OWNER:                                [Mary Smith]

DATE OF BIRTH [AND GENDER] OF ANNUITANT:        [January 1, 19xx]     [Female]

CONTRACTHOLDER:                                 [ABC Company]

GROUP ANNUITY CONTRACT NO:                      [000000]

CERTIFICATE NO:                                 [123456789]

CERTIFICATE EFFECTIVE DATE:                     [mm/dd/yyyy]

EXPECTED INCOME PAYMENT START DATE              [mm/dd/yyyy]

INITIAL NET PURCHASE PAYMENT:                   [$5000]

ASSUMED INVESTMENT RETURN:                      [X%]
                                                The daily [X%] AIR factor is [X.XXXXX]

SEPARATE ACCOUNT:                               [Metropolitan Life Separate Account E]

SEPARATE ACCOUNT CHARGE:                        [0.XX% annually]*

[*If your Income Payment Start Date is before the second anniversary of your Certificate Effective Date the Separate Account charge will be .95%]

THE DESIGNATED OFFICE RESPONSIBLE FOR SERVICING THIS CERTIFICATE IS:

                          [MetLife Retirement & Savings
                                 P.O. Box 406904
                             Atlanta, GA 30384-6904

                          Telephone No. 1-866-438-6477]

Form G.4333-32V-IRA(Specifications)

                                    CONTENTS

SECTION                                                                     PAGE
[Definitions...............................................................    1

Contributions..............................................................    4

Separate Account Provisions................................................    4

Determination of Income Annuity Amounts....................................    6

Provisions Applicable to Your Variable Income Annuity Payments.............    6

Provisions Applicable to Your Fixed Income Annuity Payments ...............    6

Reallocation of Your Income Annuity........................................    7

Starting Your Income Annuity...............................................   10

Required Reports to Annuitant..............................................   11

Death Benefit..............................................................   12

Discontinuance.............................................................   13

Commutations After Payments Commence.......................................   13

General Provisions.........................................................   14

Table - I  Annuity Purchase Payments.......................................   15

Benefit Forms                                                         Exhibit A]

      DEFINITIONS

      ANNUITANT/OWNER: The person on whose lifetime an income will be based and for whom Income Annuity amounts will be provided under this Certificate. As used in this Certificate the word Annuitant will refer to the Annuitant named on the Specifications Page. The Annuitant as owner may exercise all rights under this Certificate.

      ANNUITY PURCHASE RATE: The dollar amount required by Us to provide a monthly Income Annuity payment of $1.00 beginning on Your Expected Income Payment Start Date. This rate assumes Your Income Annuity will be paid in the form of a single life annuity, and is based primarily on mortality and interest rate assumptions.

      Mortality is the measurement scale used to determine the Annuitant's life expectancy. The mortality basis is guaranteed at the time each Income Annuity amount is purchased.

      The Annuity Purchase Rate applicable to Your variable Income Annuity will be determined using the Assumed Investment Return stated on the Specifications Page and a mortality basis that is never less favorable than the mortality basis stated in this Certificate. Neither expenses actually incurred nor mortality actually experienced by MetLife will adversely affect the dollar amount of variable Income Annuity payments to You.

      The Annuity Purchase Rate applicable to Your fixed Income Annuity will be the best available rate MetLife is currently offering for the Contract's class of business at the time a purchase is made. In no event, however, will the Annuity Purchase Rate be less favorable than that specified in this Certificate.

      ANNUITY UNIT: A measure used to determine the amount of each variable Income Annuity payment associated with a specific investment division.

      ANNUITY UNIT VALUE: The value of an investment division's Annuity Unit on any Valuation Date. This value is determined by adjusting the Annuity Unit Value from the preceding Valuation Date by the investment division's Net Investment Return and multiplying the result by the daily AIR factor. A valuation period is the period between the calculation of an Annuity Unit Value and the next calculation. Normally, We calculate Annuity Unit Values once each Business Day.

      ASSUMED INVESTMENT RETURN (AIR): The interest rate used to determine the Annuity Purchase Rates applicable to variable Income Annuity amounts. It is also the benchmark rate of return against which each investment division`s Net Investment Return is compared when determining future variable payments. The AIR You selected is stated on the Specifications Page of this Certificate.

Form G.4333-32V-IRA

      BENEFICIARY: The person or persons named to receive any death benefit payable after the Annuitant dies. A contingent Beneficiary may be named to become the Beneficiary if all of the Beneficiaries die while an Annuitant is alive.

      BUSINESS DAY: Each day on which the New York Stock Exchange is open for business. A Business Day ends as of the close of regular trading on the New York Stock Exchange.

      CERTIFICATE EFFECTIVE DATE: This is the date stated on the Specifications Page of this Certificate.

      CODE: The Internal Revenue Code of 1986, as amended.

      CONTRIBUTIONS: These are cash amounts received by MetLife in good order under this Certificate. Such Contributions will be used to purchase amounts of Income Annuity for You. Contributions will be used to purchase fixed and variable Income Annuity amounts in accordance with Your election. Contributions used to purchase Your fixed Income Annuity are allocated to MetLife's general account. Contributions used to purchase Your variable Income Annuity are allocated to the Separate Account. The initial minimum amount necessary to purchase this Income Annuity must be at least $[5,000]. Contributions for additional purchases must be in amounts of $[500] or more. For each additional purchase You make, You must tell Us Your name, social security number and Certificate number. All Contributions may be made by sending a check to Our Administrative Office (or another address specified by MetLife), or by Electronic Fund Transfer from an institution directed by You to make such a transfer.

      Subject to the minimum dollar amounts specified above, We will accept [Contributions that are (i) amounts that You direct to have transferred from another Code Section 408 arrangement (except with respect to Code
      Section 408(p) arrangements, this Certificate will not accept transfers or rollovers of funds attributable to Contributions made by an employer pursuant to the provisions of a SIMPLE plan that provides a SIMPLE IRA prior to the expiration of the two year period beginning on the date an individual first participated in that employer's SIMPLE plan), (ii) is a rollover Contribution from another IRA arrangement permitted under Code
      Section 408(d)(3); or (iii) is a rollover Contribution from an eligible retirement plan as permitted under Code Sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10) or 457(e)(16).]

      MetLife reserves the right to increase or decrease the minimum Contribution amount necessary to purchase additional amounts of Income Annuity. We will notify You [60] days in advance of any such change. MetLife reserves the right to limit the total Contributions accepted on Your behalf to [$1 million].

      EXPECTED INCOME PAYMENT START DATE: This is the age specified in Your application upon which You plan to begin receiving Income Annuity payments. You may change Your Expected Income Payment Start Date by notifying Our Administrative Office or calling the toll free number [1-866-438-6477]. In no event may You select an Expected

Form G.4333-32V-IRA

      Income Payment Start Date that is [later than April 1 of the calendar year immediately following the year You reach age 70-1/2. ]

      FUND: One or more of the various series funds offered under the Separate Account. Each Fund is divided into portfolios, each of which has its own investment objectives, investment management fees and other charges. We will periodically provide You with this information. The investment divisions of the Separate Account invest in these portfolios.

      INCOME ANNUITY: The annuity amount payable to You under this Certificate beginning on the Income Payment Start Date. Your Income Annuity payments may consist of both fixed and variable amounts.

      Your fixed Income Annuity payments are backed by MetLife's general account and are guaranteed not to change due to investment gains or losses. Your variable Income Annuity payments are not guaranteed and will increase or decrease based on the Net Investment Returns of the investment divisions You selected and whether these returns are greater or less than the AIR.

      INCOME PAYMENT START DATE: This is the date You will select to actually begin receiving Your Income Annuity payments.

      MARKET VALUE: The sum of Your Contributions and reallocations to, less any reallocations from, each investment division of the Separate Account You selected, accumulated at the Net Investment Return of that investment division from the date of receipt for each Contribution or reallocation through the current date.

      NET INVESTMENT RETURN (NIR): The percentage change in the value of an investment division since the last Valuation Date, which already reflects any expenses and charges associated with the underlying Fund portfolio, as well as, the daily equivalent of the Separate Account Charge for every day since the last Valuation Date.

      NET PURCHASE PAYMENT: Each Contribution we receive, less any applicable taxes.

      SEPARATE ACCOUNT: The account accessed under this Certificate to which We allocate the Net Purchase Payments to provide for variable Income Annuity Payments. It is an investment account We maintain separate from Our other assets. The Separate Account consists of a number of investment divisions. The Separate Account is valued each Business Day. A detailed description of each investment division currently available under this Certificate is contained in the prospectus associated with this annuity. You will be notified if the investment divisions that are available change in the future. The applicable Separate Account is shown on the Specifications Page.

      SEPARATE ACCOUNT CHARGE: A fee which covers the costs associated with the administration of this annuity, the mortality and expense risk, and distribution costs and other costs necessary to maintain this annuity; e.g., financial, accounting, actuarial and

Form G.4333-32V-IRA
      legal expenses. This fee will be no more than [0.95%], annually. The fee may be less than the maximum charge depending on the level of distribution assistance provided by your employer, association or group.

      VALUATION DATE: Each Business Day that the value of an Annuity Unit can be calculated. A Valuation Date will also occur on any Business Day on which We determine the Market Value under this Certificate.

      WE, US, OUR, AND METLIFE: Refers to Metropolitan Life Insurance Company.

      YOU AND YOUR: Refers to the Annuitant/Owner of this Certificate who is named on the Specifications Page.


      CONTRIBUTIONS

      MetLife will use the Contributions received to purchase Income Annuity amounts payable beginning on Your Expected Income Payment Start Date. At the time You make a Contribution, You will specify the percentage to be applied to purchase variable and/or fixed Income Annuity amounts.

      The percentage of the Net Purchase Payment that will purchase Your variable Income Annuity will be allocated to the Separate Account investment divisions You selected.

      The percentage of the Net Purchase Payment that will purchase Your fixed Income Annuity will be allocated to the general account.

      Contributions for purchases may be made directly by sending a payment to the address specified by MetLife. The initial Contribution will be credited no later than 2 business days after We receive it in good order or, if our forms or other documentation were not completed properly or were not in good order, we have five business days to credit the Contribution. All subsequent contributions received in good order will be credited on the business day We receive them if received prior to the close of the New York Stock Exchange. Contributions in good order received after the close of the Exchange will be credited on the next business day. Please contact Us at Our toll free number [1-866-438-6477] for further details concerning purchases.

      SEPARATE ACCOUNT PROVISIONS

      Assets used to provide for Your variable Income Annuity are held in the Separate Account. The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio of the Fund. Therefore, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Fund

Form G.4333-32V-IRA
      portfolios. Thus, the rate of return for each investment division will generally be the same as that of the corresponding Fund portfolio, reduced by the Separate Account Charge. The shares for each Fund portfolio may also be bought by other Separate Accounts of Ours or Our affiliates.

      We own the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other business that We conduct. We guarantee to maintain assets in the Separate Account with a value equal to the reserves required by law for the variable Income Annuity.

      Amounts allocated to or withdrawn from an investment division of the Separate Account will be made as of the end of a Valuation Date.

      We may make changes to the Separate Account if We think they would best serve the interests of the Annuitants that participate in the Separate Account. Any changes will be made only to the extent and in the manner permitted by any applicable laws. In addition, when required, We will obtain Your approval of the changes and the approval from any regulatory authority.

      Examples of the changes to the Separate Account that We may make include:

      To reallocate any assets in an investment division to another investment division, or to one or more other Separate Accounts, or to Our general account, or to add, combine, or remove investment divisions in the Separate Account.

      To substitute, for the shares of the Fund portfolio held by any investment division, the shares of another class of the Fund or the shares of any other investment permitted by law.

      If any modifications result in a material change in the underlying investments of an investment division to which an amount is allocated under this Certificate, We will notify You in advance of the change. YOU may then choose to have Your variable Income Annuity provided by other investment divisions available under this Certificate.

      DETERMINATION OF INCOME ANNUITY AMOUNTS

      The Income Annuity that is payable beginning on Your Expected Income Payment Start Date is the total Income Annuity amount attributable to all Your purchases. Each purchase is made by applying the fixed and variable Annuity Purchase Rates in effect on the purchase date to the Net Purchase Payment based on Your allocation.

      The fixed and variable Annuity Purchase Rates used to determine each Income Annuity amount would be those necessary to provide a single life annuity. Under this type of

Form G.4333-32V-IRA
      annuity, payments will be made monthly beginning on the Expected Income Payment Start Date and ending with the last payment due before Your date of death.

      PROVISIONS APPLICABLE TO YOUR VARIABLE INCOME ANNUITY PAYMENTS

      As described in the STARTING YOUR INCOME ANNUITY section of this Certificate, the amount of variable Income Annuity payable will change if You elect to start receiving your Income Annuity payments on a date different from the Expected Income Payment Start Date. The amount will also change if you select a different form of annuity, AIR or frequency of payments. Variable Income Annuity payments will also change based upon the performance of the Separate Account investment divisions You select. In addition, variable Income Annuity payments can be increased or reduced due to reallocations as provided in the REALLOCATION OF YOUR INCOME ANNUITY section of this Certificate.

      ADJUSTMENTS TO YOUR VARIABLE INCOME ANNUITY: Changes to Your variable Income Annuity payment are based on both the NIR of the selected investment division(s) and the AIR. The extent to which Your variable Income Annuity will change and whether the change will be positive or negative will depend on the comparison of the AIR to the NIR determined for each Separate Account investment division.

      We keep track of the variable Income Annuity amount associated with each investment division by using Annuity Units. The number of Annuity Units credited to a given investment division is determined as follows:

      - First, we determine the Income Annuity amount you purchased and allocated to that division (as described in the DETERMINATION OF INCOME ANNUITY AMOUNTS section).

      - We then divide this amount by the investment division's Annuity Unit Value on the purchase date.

      On each Valuation Date a new variable Income Annuity amount is calculated for each investment division in which You participate. We determine the variable Income Annuity amounts for an investment division by multiplying the number of Annuity Units for that investment division by the corresponding Annuity Unit Value on that Valuation Date.

      If You participate in more than one investment division, the variable Income Annuity is the sum of the amounts determined for each investment division.

      PROVISIONS APPLICABLE TO YOUR FIXED INCOME ANNUITY PAYMENTS

      The amount of fixed Income Annuity payable will not change if Your Expected Income Payment Start Date is Your actual Income Payment Start Date and the form of payment remains a single life annuity. However fixed amounts can change if you elect to

Form G.4333-32V-IRA
      reallocate between the fixed portion and the variable portion of Your Income Annuity as provided in the REALLOCATION OF YOUR INCOME ANNUITY section of this Certificate.

      As described further in the STARTING YOUR INCOME ANNUITY section of this Certificate, the amount of fixed Income Annuity payable will change if You elect to start receiving your Income Annuity payments on a date different from the Expected Income Payment Start Date. The amount will also change if You change the form of annuity, or frequency of payments. Fixed Income Annuity payments will not change due to investment performance.

      REALLOCATION OF YOUR INCOME ANNUITY

      REALLOCATION AMONG INVESTMENT DIVISIONS: You can reallocate between or change the investment divisions supporting Your variable Income Annuity amounts.

      When You make a reallocation into an investment division, We credit You Annuity Units in that division. When You make an allocation out of an investment division, We reduce the number of Your Annuity Units in that division. In either case, the number of Annuity Units that are added or subtracted is determined by the investment division's Annuity Unit Value at the time of the transaction.

      For example, assume that You reallocate $100 of Your variable Income Annuity from one investment division whose Annuity Unit Value is $10 to another investment division whose Annuity Unit Value is $20. The number of Annuity Units in the first investment division would be reduced by 10 (i.e., the Income Annuity amount of $100 divided by the Annuity Unit Value of $10) and the number of Annuity Units in the second investment division would increase by 5 (i.e., $100 divided by $20).

      REALLOCATIONS BETWEEN VARIABLE AND FIXED AMOUNTS: You may elect to reallocate all or a portion of Your Income Annuity from variable to fixed or from fixed to variable amounts. When You make this election, the resulting payment amount will be adjusted as described in the following examples:

      Example - Variable to Fixed Reallocation

      If You reallocate 50% of Your variable Income Annuity to a fixed amount, Your variable Income Annuity would first be determined on the date of reallocation. Assume that on the reallocation date Your variable Income Annuity amount prior to the reallocation was calculated to be $500. Therefore, the amount to be reallocated is $250 (i.e., 50% of $500).

      To convert this amount to the corresponding fixed Income Annuity, We will apply a factor that would be determined on the reallocation date by dividing the variable Annuity Purchase Rate by the current fixed Annuity Purchase Rate. Assume that the variable rate is $125 and the fixed rate is $100. This would result in a factor of 1.25, which when

Form G.4333-32V-IRA
      multiplied by the reallocated variable Income Annuity amount of $250 would result in a fixed Income Annuity amount of $312.50.

      Because of this reallocation, Your variable Income Annuity would decrease by $250 and Your fixed Income Annuity would be increased by $312.50.

      Example - Fixed to Variable Reallocation

      If You reallocate 50% of Your fixed Income Annuity to a variable amount, Your fixed Income Annuity would be determined on the date of reallocation. Assume on the reallocation date Your fixed Income Annuity payment prior to the reallocation was $500.

      To convert this amount to the corresponding variable Income Annuity, We would again apply a factor. In this case, the factor would be determined on the reallocation date by dividing the current fixed Annuity Purchase Rate by the variable Annuity Purchase Rate. Assume on the reallocation date the fixed rate was $100 and the variable rate was $125. This would result in a factor of 0.8. which when multiplied by the reallocated fixed Income Annuity of $250 would result in a variable Income Annuity amount of $200.

      Because of this reallocation, Your fixed Income Annuity amount would decrease by $250 and Your variable Income Annuity amount would increase by $200.

      The number of Annuity Units would be adjusted to reflect any changes in Your variable Income Annuity.

      Reallocations between variable and fixed Income Annuity amounts will result in a transfer of assets between the Separate Account and MetLife's general account. The amounts transferred from the general account on the reallocation date will equal the reduction in the fixed Income Annuity amount multiplied by the fixed Annuity Purchase Rate on that date. The amounts transferred from the Separate Account on the reallocation date will equal the Market Value on that date multiplied by the percentage reduction in the variable Income Annuity amount due to the reallocation.

      REALLOCATION CONDITIONS: Only one reallocation request may be processed on any Business Day.

      Reallocations will be made as of the end of a Business Day if We receive all of the required information necessary to process the request before the end of that Business Day. Otherwise, the change will be made as of the end of the next Business Day. The required information must be provided in good order to Our designated office for Us to process the request. We reserve the right to require that any such election be written and signed by you and sent to Us at the designated office via first class mail.

      We will not be liable for any reallocations made in accordance with Your instructions (or instructions from Your designee if We agree to accept instructions from such designee).

Form G.4333-32V-IRA

      All reallocations between investment divisions and between variable and fixed amounts will be subject to the following:

      1. We reserve the right to limit the number of reallocations You may make in any one-month period to not less than one.

      2. We reserve the right to limit the maximum number of reallocations in any twelve-month period.

      3. We reserve the right to charge a fee for reallocations or collect a Fund redemption fee.

      4. We reserve the right to limit the amounts available for reallocations.

      5. Your right to reallocate payments is subject to limitations or modifications by Us if We determine that the exercise of the right by one or more Annuitants with interests in the investment division is, or would be, to the disadvantage of other Annuitants. Restrictions may be applied in any manner reasonably designed to prevent any use of the reallocation right that is considered by Us to be to the disadvantage of other Annuitants. A limitation or modification could be applied to reallocations to, or from, one or more of the investment divisions and could include, but is not limited to:

            a. the requirement of a minimum time period between each reallocation;

            b. not accepting a reallocation request from a third party acting under authorization on behalf of more than one Annuitant;

            c. limiting the Income Annuity amount that may be reallocated at any one time;

      6. To the extent permitted by applicable law, We reserve the right to defer the reallocation privilege at any time that We are unable to purchase or redeem shares of any of the portfolios under the Separate Account. In addition, in accordance with applicable law and subject to MetLife securing the appropriate state insurance department approvals, We reserve the right to modify or terminate the reallocation privilege at any time.

      7. We reserve the right to defer reallocations from the fixed Income Annuity to the variable Income Annuity for a period not to exceed six months, or effect such reallocations through installments over a period not to exceed six months.

Form G.4333-32V-IRA

      STARTING YOUR INCOME ANNUITY

      STARTING YOUR PAYMENTS: Although Your Income Annuity amounts are purchased on the basis that Your payments will be made in the form of a single life annuity beginning on Your Expected Income Payment Start Date, You may elect to start Your Income Annuity at any time on or prior to April 1 of the calendar year immediately following the year You reach age 70-1/2. Your Income Annuity payment will be adjusted to reflect the new Income Payment Start Date. The adjusted payment amount will be the actuarial equivalent of the Income Annuity projected to be paid beginning on Your original Expected Income Payment Start Date.

      Prior to the Income Payment Start Date, You must notify us of your intention to start receiving Income Annuity payments. Upon Your notification, We will send You information regarding the options available, the applicable administrative procedures, and the necessary forms to complete. Unless We agree otherwise, You must return the completed forms to Us at our designated office at least [30] days in advance of the Income Payment Start Date You select. If this information is received by Us less than [30] days prior to Your selected Income Payment Start Date, We reserve the right to make the Income Payment Start Date a date that is [30] days from the date the information is received in good order.

      If You have not contacted Us within [90] days prior to Your Expected Income Payment Start Date, MetLife will notify You in writing and provide the above information. If the information is not received by Your Expected Income Payment Start Date, We will begin Your Income Annuity payments on that date in the form of a Ten-Year Term Certain and Life Annuity. Under this annuity form, payments are made monthly and are guaranteed for Your lifetime, but if You die before having received payments for a period of ten years, We will pay Your Beneficiary the payments due for the remainder of the ten-year period.

      Once You begin receiving Income Annuity payments, We will not accept Contributions from You to purchase any additional amounts under this Certificate. In addition, when payments start You will receive an annuity certificate and a statement that identifies and describes the form of annuity You selected, the amount You will receive, and how often and how long You will receive the payments.

      MetLife reserves the right to require proof that You are alive on Your Income Payment Start Date or any subsequent date that Income Annuity payments are due. We may not begin or continue to make Income Annuity payments until such proof is provided.

      FORM OF ANNUITY: At the time You elect to start receiving payments of Your Income Annuity, in lieu of the single life annuity, You may instead select an annuity form based on the optional forms available under the Contract. The current forms available are described in Exhibit A of this Certificate. These optional forms can include annuity payments guaranteed to be paid for a specific number of years or can extend over the

Form G.4333-32V-IRA
      joint lifetime of You and someone You designate. The amount payable under an optional form will be the actuarial equivalent of the single life annuity payment amount.

      CHANGING THE AIR: At the time You elect to start receiving payments of Your Income Annuity, You may also elect to change the AIR upon which Your variable Income Annuity is based. If You do so, Your variable Income Annuity will be actuarially adjusted to reflect the new AIR.

      If the new AIR is higher than the AIR that You had originally selected, then the adjustment will increase the variable Income Annuity amount payable on the Income Payment Start Date. However, subsequent variable Income Annuity amounts will increase more slowly and decrease more rapidly than if You had not changed Your AIR.

      Similarly, if the new AIR is lower than the AIR that You had originally selected, then the adjustment will decrease the variable Income Annuity amount payable on the Income Payment Start Date. However, subsequent variable Income Annuity amounts will increase more rapidly and decrease more slowly than if You had not changed Your AIR.

      FREQUENCY OF PAYMENTS: Your Income Annuity will be paid monthly. However, prior to the Income Payment Start Date, You can elect to change the frequency to quarterly, semi-annually or annually. An actuarial equivalent adjustment factor will be applied to Your Income Annuity amount to reflect the new payment frequency. We reserve the right to pay less frequently than monthly if the monthly amount is less than [$50].

      Once Your Income Annuity payments begin You will not be able to change Your Income Payment Start Date, form of annuity, or frequency of payments.

      REQUIRED REPORTS TO ANNUITANT

      Before Your Income Annuity starts and not less frequently than quarterly, We will periodically provide You a statement with details on those Contributions received for the period. The statement will also contain details concerning [the amounts of Income Annuity purchased for You during the period and the amount of Income Annuity payable on Your Expected Income Payment Start Date]. You may request information at other times or initiate transactions by contacting Us.

      Any time You contact Us (e.g., to request additional information, purchase additional income amounts), You must send written notice to Our designated office unless We have set up some other procedure.

Form G.4333-32V-IRA

      DEATH BENEFIT

      DEATH OF ANNUITANT BEFORE INCOME ANNUITY PAYMENTS BEGIN: If You die before Income Annuity payments begin, We will refund an amount equal to the total death benefit under this Certificate after We receive satisfactory proof of Your death. The death benefit is payable in a lump sum or any other settlement option offered by Us which the Beneficiary selects. All settlement options must satisfy [Sections 408(b) and 401(a)(9)] of the Code and the regulations thereunder.

      The total death benefit payable under this Certificate is the sum of the death benefit amounts attributable to Your variable and fixed Income Annuity.

      The death benefit attributable to the variable Income Annuity will be equal to the greater of (a) the Market Value and (b) the total of Your allocated Contributions, plus any asset transfers due to reallocations to the variable Income Annuity, reduced proportionately by the percentage reduction in the Market Value due to any reallocations to the fixed Income Annuity.

      The death benefit attributable to the fixed Income Annuity is equal to the total of Your allocated Contributions, plus any asset transfers due to reallocations to the fixed Income Annuity and reduced proportionately at the time of any reallocation by the percentage reduction in the fixed Income Annuity amount, accumulated at a [3%] annual interest rate.

      Payment to more than one Beneficiary or to more than one contingent Beneficiary will be divided equally among them, unless You specify otherwise. If no Beneficiary or contingent Beneficiary is named, or if none is alive when You die, We will pay Your estate.

      You may change Your Beneficiary or contingent Beneficiary at any time before Income Annuity payments start. Ask Us for our "Change of Beneficiary" form. The change will take effect as of the date You completed the form, but no change will bind Us until it is received and recorded at Our designated office.

      DEATH OF ANNUITANT AFTER INCOME ANNUITY PAYMENTS BEGIN: If You die after Income Annuity payments begin, the annuity form under which payments were made will determine if there is any death benefit payable. If You have selected payment in the form of an annuity that requires the designation of a Beneficiary, You may change the Beneficiary at any time. If the payment is being made over two lifetimes and the other person survives You, he or she can change the Beneficiary.

      Notwithstanding anything in this Certificate and any riders or endorsements thereto to the contrary, if this Certificate fails to qualify as an IRA annuity under Code Section 408(b), the payment of the death benefit must satisfy Section 72(s) of the Code which requires that :(a) if You die on or after the "annuity starting date" (as defined under Section 72(c)(4) of the Code and the regulations thereunder), any death benefit under this

Form G.4333-32V-IRA

      Certificate must be paid to the Beneficiary at least as rapidly as under the method of distribution in effect at the time of the Your death, and
      (b) if You die before the "annuity starting date" any death benefit must be paid to the designated Beneficiary (i) within five years of the date of death, or (ii) under an income annuity for the life of the Beneficiary or over a period no longer than the remaining life expectancy of the Beneficiary with payments made at least annually beginning within one year of the date of Your death. Upon Your death, We reserve the right to pay out the commutation value or actuarial equivalent value of the income payments for any remaining guarantee period in a lump sum, when necessary to comply with this rule.

      DISCONTINUANCE

      We reserve the right to discontinue the Contract under which this Certificate is issued, and as a result of such decision We may cease to accept any Contributions to purchase additional Income Annuity. We will give You [60] days notice if We decide to take such action. You may continue to make Contributions during the notice period. Any such discontinuance by Us will not affect any Income Annuity then in force.

      COMMUTATIONS AFTER PAYMENTS COMMENCE

      After Your Income Annuity payments begin, You may commute all or a portion of Your Income Annuity provided Your election is received by Us no later than [60] days following Your Income Payment Start Date. You may only make this election once. If You elect to commute, we will pay You all or a portion of the Income Annuity's commutation value on the Income Payment Start Date or, if later, a Business day following the receipt of Your election. Your Income Annuity's commutation value is equal to the market value of your variable Income Annuity and the commutation value of Your fixed Income Annuity.

      The commutation value of Your fixed Income as determined by MetLife will be the present value of future fixed Income Annuity payments valued using the mortality and interest rate assumptions then being used to purchase income amounts under this class of contracts. A partial withdrawal of Your Income Annuity is a commutation value will result in a pro rata reduction of Your Income Annuity payment. A full withdrawal will result in the cancellation of Your Income Annuity and MetLife will have no further obligations under this Certificate.

      If after Your election the monthly Income Annuity amount would be less than $[120.00], then We reserve the right to pay you the full commutation value of Your Income Annuity.

Form G.4333-32V-IRA

      GENERAL PROVISIONS

      MISSTATEMENTS: If Your date of birth [or gender] as specified on the Specifications Page is not correct, We will adjust Your Income Annuity to reflect with the correct age [or gender]. If We have already made any incorrect payment, then any overpayment will be deducted from future payments. Any adjustment due to an underpayment will be paid within 30 days of Our receiving the corrected information.

      TAXES: We reserve the right to deduct from Your Contributions, the Income Annuity amount or the payments made to You any taxes paid or payable by MetLife to any governmental entity relating to this Certificate (including without limitation: premium taxes; federal, state and local withholding of income, estate, inheritance, transfer taxes and other taxes required by law; and any new or increased state income taxes that may be enacted into law).

      We will, at Our own discretion, determine when taxes relate to this Certificate, including for example upon the receipt by MetLife of Your Contributions; commencement of income payments; payment of death benefits; and any new or increased taxes which become effective that are imposed on MetLife and which relate to Contributions, or fees and charges under this Certificate.

      ENTIRE CONTRACT: This Certificate and any other riders and/or endorsements make up Your entire contract with Us. We will never contest the validity of this Certificate. Changes in its provisions or a waiver of its provisions may only be made by Our President, Secretary or a Vice-President.

      GENERAL TAX PROVISIONS: To preserve its status as an annuity under Federal tax law, We may (i) interpret the provisions of this Certificate in a manner which is consistent with Sections 408(b) and 401(a)(9) of the Code and applicable Treasury regulations, and (ii) amend this Certificate, if necessary, to comply with the Federal tax law. We will notify You of any amendments, and when required by law, We will obtain Your approval and the approval of the appropriate regulatory authorities.

      If We receive a court order requiring Us to make a full or partial payment of Your Income Annuity, We will determine the single sum payment amount attributable to Your annuity and make such payment from that amount. MetLife will not be responsible for paying any difference between the two amounts if the amount requested is greater than the single sum payment amount attributable to Your annuity.

      ASSIGNABILITY: You may not transfer or assign the ownership of this Certificate to another person or entity.

Form G.4333-32V-IRA

      Table I Annuity Purchase Payments

            [Deferred Fixed Income Annuity - Life Annuity

            Under this form, income payments are payable monthly from the Income Payment Start Date, if the Annuitant is then living, to the date of the last payment before the Annuitant's death.

                 Integral Years from
               Purchase Date to Income        Cost to Purchase $1.00 of Monthly Income
                       Payment            Annuity if the Income Payment Start Date is the
                      Start Date                     Annuitant's 65th Birthday
                      ----------                     -------------------------
                          5                                   $213.47
                         10                                   $184.14
                         15                                   $158.85
                         20                                   $137.02
                         25                                   $118.20
                         30                                   $101.96
                                                                       Unisex

            The actuarial basis for the rates shown above is:

            - Blended Annuity 2000 Mortality Table C (60% male), with age set back 7 years

            -     3% interest rate

            -     14% expense load

            On request, MetLife will furnish fixed Income Annuity purchase payments for other forms of annuity and for ages or durations not shown above.]

            Deferred Variable Income Annuity

            The actuarial basis for the rates applicable to variable deferred income annuity purchases is:

            - Blended Annuity 2000 Mortality Table C (60% male), with age set back 7 years

            - Interest rate equal to the applicable selected Assumed Investment Return

      On request MetLife will furnish illustrative variable Income Annuity purchase payments for the requested age, duration, Assumed Investment Return and benefit form.]

Form G.4333-32V-IRA

EXHIBIT A

                                  BENEFIT FORMS

      [LIFE ANNUITY: Under this benefit form, Income Annuity payments are payable to the Annuitant monthly from the Income Payment Start Date, if the Annuitant is then living, to and including the date of the last payment payable on or before the Annuitant's date of death.

      TERM CERTAIN AND LIFE ANNUITY: Under this benefit form, Income Annuity payments are payable monthly from the Income Payment Start Date, if the Annuitant is then living, to and including the date of the last payment payable on or before the Annuitant's date of death, or, if later, the Term Certain Expiration Date. The Term Certain Expiration Date is a date that will be any anniversary date between 5 and 30 years after the Income Payment Start Date in accordance with the Annuitant's election. Annuity payments payable during the Annuitant's lifetime are payable to the Annuitant. Any annuity payments payable after the Annuitant's death are payable to the Annuitant's Beneficiary, except that if the beneficiary is not a natural person, then in lieu of the payment of monthly annuity payments to the beneficiary the commuted value of such annuity payments, as determined by Us, will be paid to the Beneficiary. If the Beneficiary is a natural person, and if neither the Annuitant nor the Annuitant's Beneficiary is living at the time an Income Annuity payment is payable, the commuted value of the Income Annuity payments will be paid to (i) the Annuitant's executors or administrators when the Annuitant dies after the Beneficiary, or (ii) the Beneficiary's executors or administrators when the Beneficiary dies after the Annuitant.

      JOINT AND SURVIVOR LIFE ANNUITY: Under this benefit form, Income Annuity payments are payable monthly from the Income Payment Start Date, if both the Annuitant and the survivor Annuitant are then living, to and including the date of the last payment payable on or before the date of death of the second to die of the Annuitant and the survivor Annuitant. Income Annuity payments made during the Annuitant's lifetime are payable to the Annuitant. Any Income Annuity payments made after the Annuitant's death are payable to the survivor Annuitant Income Annuity payments made to the survivor Annuitant are a specified percentage, not greater than 100%, as elected by the Annuitant, of the Income Annuity payments payable to the Annuitant.

      TERM CERTAIN JOINT AND SURVIVOR LIFE ANNUITY: Under this benefit form, Income Annuity payments are payable monthly from the Income Payment Start Date, if both the Annuitant and the survivor Annuitant are then living, to and including the date of the last payment payable on or before the date of death of the second to die of the Annuitant and the survivor Annuitant, or, if later, the Term Certain Expiration Date. The Term Certain Expiration Date is a date that will be any anniversary date between 5 and 30 years after the Income Payment Start Date in accordance with the Annuitant's election. Income Annuity payments payable during the Annuitant's lifetime are payable to the Annuitant.

EXHIBIT A      PAGE (2)

      Any Income Annuity payments payable after the Annuitant's death are payable to the survivor Annuitant, if living, otherwise to the Annuitant's Beneficiary. If the Beneficiary is not a natural person, then in lieu of the payment of monthly annuity payments the commuted value of the remaining Income Annuity payments, as determined by Us, will be paid. Income Annuity payments payable to the survivor Annuitant, or to the Beneficiary, before the Term Certain Expiration Date are 100% of the monthly Income Annuity payments payable to the Annuitant. Income Annuity payments payable to the survivor Annuitant after the Term Certain Expiration Date are a specified percentage, not greater than 100%, as elected by the Annuitant, of the Income Annuity payments payable to the Annuitant. If the Beneficiary is a natural person and if such Beneficiary is not living at the time an Income Annuity payment is payable, the commuted value of such payments will be paid to the Beneficiary's executors or administrators.]

Form G.4333-32V-IRA


                                                                               1